EXHIBIT 99.1

Canagold Resources LTD. 1250-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Receives Process Order to Proceed with Environmental Assessment Application for Permitting the New Polaris Project

Vancouver, Canada –January 29, 2025 – Canagold Resources Ltd. (“Canagold” or the “Company”) (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA), is pleased to announce a significant permitting milestone in the advancement of its New Polaris Project (“the Project”), located in the Traditional Territory of the Taku River Tlingit in northwestern British Columbia.

The British Columbia Environmental Assessment Office (BCEAO) has issued a process order, enabling the Project to proceed to the Application Development and Review phase of the Environmental Assessment. This marks a crucial step forward in the permitting process for the New Polaris Project.

During this phase, Canagold will prepare and submit its application for an Environmental Assessment Certificate while continuing its robust engagement efforts with Indigenous Nations, regulatory bodies, and other stakeholders.

Prior to issuing the process order, BCEAO conducted a thorough review process that included feedback from participating Indigenous Nations, the Technical Advisory Committee (TAC), Alaskan Tribes, and the public, facilitated through a public comment period.

“We are thrilled to continue advancing our permitting efforts for the New Polaris Project,” said Catalin Kilofliski, CEO of Canagold Resources. “This milestone highlights our commitment to responsible mining practices and ongoing collaboration with Indigenous Nations, local communities, and other stakeholders. We look forward to building on this progress and moving the New Polaris Project closer to becoming a sustainable gold mining operation.”

The New Polaris Project reflects Canagold’s dedication to creating long-term value while adhering to high environmental, social, and governance (ESG) standards. The Company will continue to provide updates as it advances through the permitting process and prepares for the next stages of project development.

About Canagold Resources Ltd.

Canagold Resources Ltd. is an advanced development company dedicated to advancing the New Polaris Project through feasibility, permitting, and production stages. The Company’s flagship asset, the New Polaris Project, is a high-grade gold-antimony deposit located in British Columbia, Canada.

Additionally, Canagold aims to expand its asset base by acquiring advanced projects, positioning itself as a leading project developer. With a team of technical experts, the Company is poised to unlock substantial value for its shareholders.

For further information about the New Polaris Project and Canagold Resources Ltd, please visit Canagold’s website at https://www.canagoldresources.com or contact:

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Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD.

Catalin@canagoldresources.com | 604-685-9700

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Please refer here for: Cautionary Note Regarding Forward-Looking Statements - Canagold

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